
Mail Stop 7010   February 3, 2009

Anthony Tracy
Chief Executive Officer
Perf-Go Green Holdings, Inc.
12 East 52nd Street, 4th Floor
New York, New York 10022

> **Re: Perf-Go Green Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 30, 2009**
> **File No. 333-152949**

Dear Mr. Tracy:

We have reviewed your filing and have the following comments.

The Offering, page 4

1. We note that you have revised the amount of common stock outstanding after the offering on page 4; however, this amount appears to reflect only the amount that is being registered and does not show the amount outstanding assuming the conversion of the notes and the exercise of the warrants issued in connection with the offering, the bridge offering, and 2007 offering, as indicated in the related footnote (1). Please revise.

Selling Stockholders, page 15

2. We note your revisions to the selling stockholder table on page 18. Please clarify in footnote (2) why you have assumed the payment of interest due on the notes on or before March 1, 2009 in calculating the shares issuable as interest on the notes.

3. Please disclose how you calculated the percent of the class of common stock to be owned by each selling stockholder after completion of the offering, including the total number of shares outstanding on which these percentages are based.

Transactions with Related Parties, Promoters and Certain Control Persons, page 46

4. We note that you have removed the related party transactions associated with your former chief financial officer. However, since these transactions occurred during

Anthony Tracy
Perf-Go Green Holdings, Inc.
February 3, 2009
Page 2

the period set forth in Item 404(a) and (d) of Regulation S-K, please add the required disclosure.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Adam P. Silvers, Esq.
        Ruskin Moscou Faltischek, P.C.
        1425 RexCorp Plaza, 15th Floor
        Uniondale, New York 11556